Filed by Anadarko Petroleum Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company: Union Pacific Resources Group Inc.

                                                     Commission File No. 1-13916


                                                       FIRST QUARTER REPORT 2000

                                   A-Magazine

                   [Three photographs of individuals at work]

                          ANADARKO AND UPR TO MERGE

     At exactly 5:38 a.m. CST on April 3, Anadarko Petroleum Corporation and Union Pacific Resources Group Inc. (UPR) signed a definitive agreement that will create one of the largest independent E&P companies in the world. While the merger essentially doubles the size of Anadarko, it's not about being bigger...but being the best E&P company in the world. While some efficiencies will be created, the agreement is not about cost savings or downsizing...but blending two companies with complementary strengths, portfolios and philosophies. This issue of A-Magazine offers a comprehensive review of the details of the merger as well as a look at what it means for shareholders of both companies.

PULL QUOTE:

"THIS IS THE BIGGEST EVENT IN OUR HISTORY SINCE THE PANHANDLE SPIN-OFF IN 1986. WE HAVE LITERALLY DOUBLED RESERVES AND TRIPLED CASH FLOW OVERNIGHT; AND, IN THE PROCESS, GAINED ACCESS TO THE PROSPECTS, TECHNICAL EXPERTISE AND FINANCIAL RESOURCES THAT WILL LEAD TO FASTER GROWTH AND GREATER PROFITABILITY THAN EITHER COMPANY COULD HAVE ACHIEVED INDIVIDUALLY."

                                                - ROBERT J. ALLISON, JR.
                                               ANADARKO CHAIRMAN AND CEO


                         ANADARKO PETROLEUM CORPORATION

Exploration and Production Programs.......................................2
The North American Gas Story..............................................3
Exceptional Asset Portfolio.............................................4-9
Merger Brings Together Best & Brightest...................................9
Stormy Weather Adds "Twist" to Negotiations..............................10
Combination Offers Attractive Financial Benefits.........................10
Fast-Forward.............................................................11
Hundreds Gather for Annual Meeting.......................................11
Stockholders' Calendar...................................................11
News Around Anadarko..................................................12-13
First Quarter 2000 Earnings..............................................14
Summary Financial Data...................................................15

A-Magazine                                       ANADARKO PETROLEUM CORPORATION

                          MERGER COMBINES WORLD-CLASS
                      EXPLORATION AND PRODUCTION PROGRAMS

                    COMBINED COMPANY TO HAVE BROADER GROWTH
                    PORTFOLIO AND GREATER FINANCIAL STRENGTH

                       [Photograph of individual at work]

     Anyone evaluating the strengths and weaknesses of Anadarko and UPR would be hard-pressed to find two companies better suited to join forces. Having discovered more than a dozen giant oil fields all over the world in the past 20 years, Anadarko's exploration prowess is well documented. However, developing those major finds required increasing amounts of capital, which limited the Company's ability to drill other promising prospects. This "OPPORTUNITY RICH, CASH FLOW POOR" situation created a formidable challenge to the Company's plans to continue making the discoveries that would be crucial to maintaining double-digit growth beyond 2002.

     On the other side of the table, UPR has established a solid reputation for profitable exploitation using industry-leading drilling and completion technology. Over the past five years, UPR has drilled about 4,000 wells and between 1996 and 1999, was completing about two wells per day. The company also boasts a tremendous acreage position in some of the most prolific basins across North America, not to mention strong cash flow--estimated to be more than $1.2 billion for the year 2000. Despite these advantages however, UPR's ability to drill in these promising areas has been constrained by a high debt load. Even though the company had shaved its net debt by $1.8 billion over the past two years, UPR still faced the prospect of limited drilling for the foreseeable future.

     "Both companies need to be revving up, not throttling back, on drilling activity," said Allison. "With this merger, we create a capital structure that should give us cash flow of around $2 billion--or $9 per share--in 2001, which can be used to drill more wells and accelerate growth. Combine that with our exploration expertise and UPR's strength in developing reserves, and the new Anadarko will be in position to provide superior value for shareholders. I've looked at a lot of potential acquisitions, but never saw a combination I liked better than Anadarko by itself...until now."

     Allison added that Anadarko and UPR also share a common commitment to grow through the drillbit and that will not change after the two companies become one.

                                                              FIRST QUARTER 2000

THE NEW ANADARKO IS WELL-POSITIONED TO MOVE UP IN THE RANKINGS SINCE THOSE CURRENTLY AHEAD OF THE COMPANY ARE NOT GROWING SUBSTANTIALLY IN NORTH AMERICA.

NORTH AMERICAN GAS RESERVES

[Bar graph illustrating the following information:

                   Proved Reserves,Tcf
                   -------------------
EXXON/MOBIL             16.3
BP AMOCO*               12.0
BURLINGTON               7.4
SHELL**                  7.0
NEW ANADARKO             5.8
ARCO                     5.2
TEXACO*                  4.2
PENNZOIL                 3.9
CHEVRON*                 3.8
UPR                      3.3
VASTAR                   2.7
ENRON OIL & GAS          2.5
ANADARKO                 2.5
CONOCO                   2.2
MARATHON                 2.1
DEVON                    1.9
OXY                      1.8
UNOCAL                   1.7
APACHE                   1.6
KERR McGEE               1.2]


NORTH AMERICAN GAS PRODUCTION:

[Bar graph illustrating the following information:

                        Bcf/year
                    ------------------
EXXON/MOBIL              1,479
BP AMOCO                 1,082
SHELL**                    787
BURLINGTON                 699
CHEVRON                    669
NEW ANADARKO               634
TEXACO*                    550
ARCO                       540
UPR                        464
VASTAR                     401
PENNZOIL                   380
UNOCAL*                    329
CONOCO                     316
ENRON OIL & GAS            281
MARATHON                   275
OXY                        242
APACHE                     205
DEVON                      199
KERR McGEE                 191
ANADARKO                   170]


 * Data for U.S. only, Canadian data unavailable
** Data for 1998, total North American data for 1999 unavailable

                        NEW ANADARKO WRITES NEW CHAPTER
                        IN THE NORTH AMERICAN GAS STORY

     One of the most far-reaching and lasting effects of the merger is the expected impact it will have on North American gas. The combined company will become the sixth-largest natural gas producer in North America and the fifth-largest in terms of reserves, based on reported 1999 figures.

     "Considering the current natural gas fundamentals, this merger couldn't have come at a better time," said Dick Sharples, Vice President, Marketing for Anadarko. "Prices and demand are both strong and projected to be even stronger in the near future. What's more, there's simply not enough activity within the industry to meet the demand for gas, making our prospects and drilling expertise that much more valuable."

     The NYMEX strip price, for example, is averaging more than $3 per Mcf for the next 12 months. This compares to $2.60 per Mcf for the previous 12 months and $1.50 for the past five-year period.

     Rising industrial activity throughout the world, particularly for electric power generation, is contributing to the higher demand for natural gas. In fact, many electric plants are moving to natural gas as a way to address environmental concerns.

     In Texas alone, new power plants are being built at a rate that will quickly drain the state's gas supply. Gas-fired electrical plants in Texas are expected to consume nearly 10 times more gas than current levels over the next three years as projected output increases from 3,000 megawatts to 28,700 megawatts. (SOURCE: TEXAS RAILROAD COMMISSION)

     Set against this growing global appetite for natural gas is a domestic deliverability deficit expected to approach 3 Bcf/d (net) in 2000 on an annualized basis. Higher levels of drilling, while not expected to erase the anticipated shortfall in gas supplies any time soon, will create exciting possibilities for the new Anadarko. The combined company will have access to opportunities on its existing acreage having unrisked potential reserves of 48 Tcf of gas.

[Photograph of natural gas production facility]

CAPTION: OVER THE NEXT FEW YEARS, THE BOSSIER SAND PLAY WILL CONTINUE TO BE A VITAL COMPONENT OF ANADARKO'S STRATEGY TO CAPITALIZE ON THE STRONG NATURAL GAS MARKET. DURING THE FIRST QUARTER, THE COMPANY ADDED ANOTHER 25,000 ACRES TO ITS LEASEHOLD POSITION IN THE PLAY, WHICH NOW EXTENDS BEYOND EAST TEXAS AND INTO LOUISIANA.

A-Magazine                                       ANADARKO PETROLEUM CORPORATION

              EXCEPTIONAL ASSET PORTFOLIO OPENS UP NEW CORE AREAS,
               CREATES ADDITIONAL OPPORTUNITIES IN EXISTING AREAS

     One of the key drivers of the merger was the attractive asset portfolio that would be created. It features a broader, more balanced mix of projects with very little overlap and access to a land position that is unmatched in the industry. North America will account for about 80% of the reserves in the new Anadarko, with the remaining 20% in international sources. Reserves will be evenly split between crude oil and natural gas. Following the merger, the new Anadarko will be the most active driller in North America, with more than 50 rigs running.

     "The combination of Anadarko and UPR will provide the new company with enough critical mass to control its destiny in select core areas around the world crucial to long-term growth and strong returns for shareholders," said John Seitz, Anadarko President and Chief Operating Officer.

     The portfolio of the new Anadarko will be comprised of projects that stretch across seven core areas and will have proved reserves of nearly two billion energy equivalent barrels. In addition, exploration, development and exploitation opportunities have already been identified throughout the combined acreage that could add more than 11 billion energy equivalent barrels (net unrisked).

NORTH AFRICA

     In Algeria, Anadarko has discovered 12 oil fields with estimated recovery of more than two billion barrels. Net volumes from the one production train currently operating was about six million barrels in 1999 and should be about eight million barrels in 2000. Algeria will continue to anchor Anadarko's international program, but the Company also is active in Tunisia, pursuing the trend that produced the Algerian discoveries. The first Anadarko-operated well in Tunisia is expected to spud on the 1.4 million acre Anaguid Block in early 2001.

[One photograph and one inset photograph of oil production facility]

CAPTION: ANADARKO'S FOCUS IN ALGERIA IS ON DEVELOPING THE OIL FIELDS IT HAS DISCOVERED OVER THE PAST DOZEN YEARS. CONSTRUCTION IS UNDERWAY ON ADDITIONAL PRODUCTION FACILITIES THAT SHOULD INCREASE THE COMPANY'S NET PRODUCTION TO ABOUT 25 MILLION BARRELS PER YEAR IN 2002.

                                                              FIRST QUARTER 2000


     The Company has a 33.3% interest in the Anaguid Block, which will revert to a 16.67% interest if ETAP (Tunisia's national oil company) exercises its option to back into the project.

     In the Jenein Nord Block immediately adjacent and to the south of Anaguid, Anadarko and Agip (operator) plan to spud a well in the second quarter of 2000 that will target the TAGI sand. The Company has a 50% interest in the 384,000-acre Jenein Nord Block, prior to back-in by ETAP.

CENTRAL AND SOUTH AMERICA

     Following the merger, the combined company will have a key asset base in Guatemala, Brazil, Argentina and Venezuela. UPR's Oritupano-Leona Block in Venezuela and the Xan Field in Guatemala will be the foundation of Anadarko's efforts in Central and South America. Current production from Oritupano-Leona is about 40,000 BOPD (gross) and could increase significantly over the next five or six years. The new Anadarko will have a 45% interest in the Block. The Xan Field, which will be 100%-owned by Anadarko, currently produces about 20,000 BOPD. In addition, the combined Company will hold interests in several other blocks in Argentina, Brazil and Venezuela. This asset base provides a platform from which to pursue additional opportunities in the region. Latin America is resource-rich with rapidly developing economies and a stable political environment.

CANADA AND ALASKA

     In some ways, the core area comprised of UPR's holdings in western and northern Canada and Anadarko's Alaska properties defies categorization. It covers oil and gas projects; there is exploration, development and exploitation under way; and it is both foreign and domestic. One certainty, however, is the way the two sets of holdings complement each other. In Alaska, Anadarko has access to more exploration acreage than any other E&P company operating in the state. The Company is preparing for first production from the giant Alpine Field on the North Slope, expected to begin in the third quarter of 2000. UPR brings a solid production base and a new leasehold position to the merger in the western basins of Canada and in the MacKenzie Delta/Beaufort Sea area. Canada offers enormous reserve potential. In fact, the exploration prospects alone that have been identified so far on the existing Canadian leasehold offer the potential for 290 million energy equivalent barrels (unrisked). The new Anadarko plans to significantly expand its exploration position in the most prospective play areas.

THE NEW ANADARKO OIL PRODUCTION

[Pie chart illustrating the following information:

        U.S. Onshore    50%
        Latin America   22%
        Canada          15%
        Algeria          8%
        U.S. Offshore    5%]

THE NEW ANADARKO GAS PRODUCTION

[Pie chart illustrating the following information:

        U.S. Onshore    70%
        Canada          16%
        U.S. Offshore   14%]

[Map of North America indicating activity areas and land grants. The following areas are highlighted: Cook Inlet, North Slope, Beaufort Seal Mackenzie Delta, Western Canada, Rockies, Mid Continent, Permian Basin, Gulf Coast, Gulf of Mexico]

CAPTION: THE COMBINED COMPANY WILL BE ONE OF THE LARGEST LANDHOLDERS IN NORTH AMERICA WITH MORE THAN 19 MILLION NET ACRES OF OIL AND GAS RIGHTS EITHER OWNED OR UNDER LEASE OR OPTION.

A-Magazine                                       ANADARKO PETROLEUM CORPORATION

[Photograph and inset photograph of land]

[Map of Wyoming, Utah and Colorado indicating gas fields, oil fields, coal beds, active coal bed projects and land grants.]

CAPTION: THE THREEE STATES COMPRISING THE ROCKY MOUNTAIN CORE AREAS FEATURE A A RICH VARIETY OF EXPLORATION AND EXPLOITATION OPPORTUNITIES.

ROCKY MOUNTAINS

     The Land Grant or "UP strip," as it is often called, is one of the most intriguing and versatile pieces of the Anadarko/UPR merger. The area covers more than 7.5 million acres in Utah, Colorado and Wyoming that were given to Union Pacific Railroad by President Abraham Lincoln in the 1860s to help promote construction of the first transcontinental railroad in the U.S. The area is roughly the size of New Jersey. The railroad's subsidiary, Union Pacific Resources Corporation, began exploring the Land Grant acreage for oil and gas in the early 1970s and has since discovered several giant (at least 100 MMEEBs) oil and gas fields. Yet, 75% of the Land Grant area remains underexplored and undeveloped.

     In addition to the vast hydrocarbon potential, the Land Grant holds giant deposits of non-metallic minerals, including environmentally preferred low-sulfur coal and the world's largest deposits of trona (soda ash). More than 17 million tons of trona are currently being mined annually in southwest Wyoming, for which the new Anadarko will receive royalty payments.

     One of the richest parts of the UP strip is a 4.5-million acre area of southern Wyoming and Utah in the heart of the prolific Green River Basin and the Wyoming Overthrust Belt. These areas have already produced more than 10 trillion cubic feet of gas and 400 million barrels of oil. Based on the 1995 NATIONAL ASSESSMENT OF U.S. OIL AND GAS RESERVES, conducted by the United States Geologic Survey, the mean undiscovered recoverable reserves

                                                             FIRST QUARTER 2000


are about 24 Tcf of gas (4 billion energy equivalent barrels) net to the Land Grant. The majority of these potential reserves occur in over-pressured basin center gas accumulations. The acreage offers an exciting mix of possibilities, including: 1) exploration for basin center gas plays; 2) horizontal drilling for deep, tight gas sands below 15,000 feet and; 3) thrust belt exploration using modern 3-D seismic depth imaging techniques.

     In addition to the conventional oil and gas plays, the Wyoming Land Grant overlies the richest potential in-place coalbed methane basins in the United States. According to the 1998 biennial report of the Potential Gas Committee, POTENTIAL SUPPLY OF NATURAL GAS IN THE UNITED STATES, there are 2.5 Tcf of recoverable undiscovered coalbed methane resources in the Green River Basin above 6,000 feet drill depth. About 1.6 Tcf would be net to the Land Grant. Considering that the acreage covers a portion of the Hanna and Carbon basins, the area may hold yet more potential--as much as another 1.1 Tcf of undiscovered recoverable gas resources, according to the Potential Gas Committee. About half of that, or 550 Bcf, would be net to the Land Grant. The Potential Gas Committee is a volunteer organization composed of industry, government and academic organizations that has published a report every two years since 1964 benchmarking potential gas reserves in the United States.

MID-CONTINENT

     A separate extension of Anadarko's Mid-continent core area lies within UPR's Land Grant acreage in southeast Colorado. The area features the same channel sands that extend into the Company's extensive property holdings in southwest Kansas. Known for its strong position in the shallow Hugoton Field, Anadarko has also been the most active operator exploring for deeper oil and gas zones, including the Chester, Morrow and St. Louis intervals. Over the past five years, Anadarko has drilled 400 wells in southwest Kansas and discovered about 20 million energy equivalent barrels of reserves. The same 3-D seismic technology that has been instrumental in building that successful track record can be applied to the new acreage in Colorado, where field sizes range from one million to 40 million barrels.

TEXAS/LOUISIANA

     Throughout Texas and into Louisiana, Anadarko and UPR hold attractive acreage positions in prime oil and gas basins that feature a variety of exploration and exploitation programs. One area that stands out is East Texas, where UPR holds significant producing properties and exploration leases. Also of interest is UPR's leases in the Austin Chalk Play. While existing production provides an important source of cash flow and ongoing exploitation potential, Anadarko is also interested in the exploration potential below the chalk. Following the merger, the new company will hold 750,000 acres of prime leases in the heart of this largely untested deeper play area.

     This position will be a strong addition to Anadarko's successful program in the prolific Bossier Play, where the Company currently has 21 rigs in operation and plans to continue expanding activity throughout the year. Anadarko is also committed to building its Bossier leasehold position, which exceeds 100,000 acres. The growth in the Company's production from the area has been dramatic. In 1997, Anadarko produced 2 Bcf of gas from the Bossier Play. That number is expected to reach 60 Bcf in 2000 and is predicted to increase another 50% to 90 Bcf in 2001. Anadarko's net Bossier production at the end of the first quarter was 135 MMcf/d. The Company continues to chase the limits of the play, which now extend into Louisiana. That tremendous running room and the Company's technical expertise give Anadarko strong confidence that the growth over the next three years will be even more impressive.

THE NEW ANADARKO OIL RESERVES

[Pie chart illustrating the following information:

        U.S. Onshore    38%
        Algeria         30%
        Latin America   16%
        Canada          10%
        U.S. Offshore    6%]

THE NEW ANADARKO GAS RESERVES

[Pie chart illustrating the following information:

        U.S. Onshore    69%
        Canada          17%
        U.S. Offshore   13%
        Latin America    1%]

[Map of Texas and Louisiana with the following areas highlighted: West Panhandle, Permian Basin, Giddings-Austin Chalk,Bossier, Carthage, LA Chalk, Vernon Field, Masters Creek, Etoufee, Turtle Soup Currently Drilling]

CAPTION: THROUGHOUT TEXAS AND LOUISIANA, EACH COMPANY HAS BUILT STRONG POSITIONS IN THEIR RESPECTIVE AREAS THAT WILL COMPLEMENT EACH OTHER FOLLOWING THE MERGER.

A-Magazine                                       ANADARKO PETROLEUM CORPORATION

[Two photographs and one inset photograph of drilling facilities located on water]

CAPTION: THE MERGER WILL ENHANCE ANADARKO'S ALREADY STRONG GULF OF MEXICO PROGRAM, WHICH INCLUDES A MIX OF TRADITIONAL SHALLOW WATER AREAS AND NON-TRADITIONAL PLAYS SUCH AS THE SUB-SALT AND DEEPWATER.

GULF OF MEXICO

     The combination of Anadarko and UPR will create one of the largest players in the Gulf of Mexico, with interests in 357 blocks covering 1.5 million gross acres (gross). The number of blocks is expected to reach 390 when the results of the recent Outer Continental Shelf (OCS) Lease Sale are approved by the federal government. (SEE STORY PAGE 12) Now, the Company will have the financial resources to apply that expertise to even more drilling projects. The new Anadarko will focus on three main plays:

                                                             FIRST QUARTER 2000

[SIDEBAR]

MERGER BRINGS TOGETHER THE BEST AND THE BRIGHTEST

     In addition to the portfolio advantages and financial clout created by the merger, there is one other important component that makes this combination of companies so promising--complementary skill sets. This is a function of people and technology. Each company is staffed by some of the most talented and dedicated people in the business, to be sure, but more importantly, Anadarko and UPR continue to master the technologies that have been the foundation of their success. UPR, for example, is synonymous with horizontal drilling, having drilled more than 2,500 horizontal wells in the past five years alone. Anadarko's accomplishments in seismic imaging and commercially successful exploration are second to none. The combination of these and many other strengths will help make Anadarko a more formidable player within the E&P industry.

[END OF SIDEBAR]

[Photograph of drilling facility located on water]

     1. CONVENTIONAL PROJECTS - These typically consist of new wells drilled from existing platforms using new seismic data. This would include recompletions and workovers which usually have short cycle times and can often be brought on production within a year because of the existing infrastructure.

     2. SUB-SALT EXPLORATION - Anadarko has built an impressive track record of success in the sub-salt. Over the last seven years, the Company has discovered four fields and has achieved a 31% success rate in the play. An additional three wells have encountered hydrocarbons. Those potentially commercial fields could increase Anadarko's success rate to 54%. Anadarko currently holds 25 sub-salt exploration prospects in the Gulf with potential reserves of more than one billion barrels. As many as five of them could be drilled during 2000. The second delineation well at the Hickory discovery again proves Anadarko's ability to drill sub-salt wells quickly and efficiently (SEE STORY, PAGE 13), and complements its leadership position in sub-salt exploration.

[Photograph of drilling facility located on water]

      3. DEEPWATER - Recently announced results from the Marco Polo prospect (SEE STORY, PAGE 12) marked Anadarko's first Company-operated deepwater initiative. With the merger, the new Anadarko holds 26 prospects representing potential reserves of two billion barrels (net unrisked) in the deepwater play.

A-Magazine                                       ANADARKO PETROLEUM CORPORATION


[SIDEBAR]

STORMY WEATHER ADDS CHALLENGING "TWIST" TO NEGOTIATIONS

     An office cubicle seems an unlikely spot to finalize a multi-billion dollar merger, but that was the best option available to UPR representatives after a violent storm rolled through the Fort Worth area just a few days earlier. The system spawned a tornado that damaged UPR's 40-story headquarters building, leaving it too unstable to occupy.

     The merger team chose to relocate its base of operations to a remote location equipped with at least some of the necessities required to work on the deal: phones, fax machines, networked computers and copiers. Keeping the equipment in running order was a job in itself. For instance, technicians spent much of their time vacuuming out bits of glass, dust and debris that had been forced inside the computers by the storm. Additional equipment was brought in to accommodate the 25-30 employees now working in a space designed for 10. Whenever it became necessary to retrieve files from the headquarters, a few individuals were provided with hard hats and escorted inside for a few minutes at a time. It wasn't until the last week in April that full operations at the headquarters resumed.

[Anadarko logo]

[UPR logo]

[END OF SIDEBAR]

COMBINATION OFFERS ATTRACTIVE FINANCIAL BENEFITS

     From a financial standpoint, the Anadarko/UPR combination will provide some substantial and immediate advantages. Even with purchase accounting, the merger is expected to be accretive to earnings. If the companies were combined for the full year 2000, the Anadarko/UPR combination would result in estimated cash flow of about $1.8 billion.

     Bringing the two companies together also will result in a stronger balance sheet and greater access to capital markets. Using March 31, 2000 closing stock prices, the combined companies would have total capitalization of $10 billion, comprised of $5.9 billion in equity and $4.1 billion in debt on a pro-forma consolidated basis as of year-end 1999. This would reflect a very manageable debt-to-capitalization ratio of 41%. The average maturity life of the debt is 21 years and the average annual interest rate is 7.11%

     Under the terms of the merger agreement, UPR shareholders will receive .455 common shares of Anadarko stock for each UPR common share they own. Based on Anadarko's March 31, 2000 closing price of $38.6875, the transaction has an implied value to UPR shareholders of $17.60 per share. This represents a 21% premium to UPR's closing price on March 31, 2000. As a result, Anadarko shareholders will own about 53% of the combined company's approximately 243 million outstanding shares, and UPR stockholders will own the remaining 47%.

     Approval of the stock-for-stock transaction by shareholders of both companies and the appropriate regulatory agencies is expected in July. After the merger is completed, UPR will be a wholly owned subsidiary of Anadarko. Robert
J. Allison, Jr. will remain as Chairman and CEO of the combined company and George Lindahl III, current UPR Chairman, President and CEO, will serve as Vice Chairman of the new Anadarko. John N. Seitz will continue as President and COO. Five members of UPR's board of directors are expected to join the Anadarko board after the merger, subject to shareholder approval of the increased number of directors. With combined year-end 1999 reserves of 1.94 billion energy equivalent barrels, the new Anadarko will rank as the largest independent exploration and production company in the world. The headquarters will remain in the Houston area and it is expected that most UPR employees will be offered a position within the new company.

                                                             FIRST QUARTER 2000


FAST-FORWARD

     Anadarko and UPR have achieved much on their own, but together the two companies will be in a position to grow even faster and more profitably. The Company will now have a broader and more balanced portfolio of exciting projects as well as the cash flow to drill them. In short, this merger accelerates and assures Anadarko's ability to continue growing well into the future while providing strong financial returns to its shareholders. Plus, considering the fact the combined company will be well-positioned to help meet the country's growing energy needs, particularly for natural gas, it's clear that the merger is a good deal for consumers, as well.

HUNDREDS GATHER FOR ANNUAL MEETING

     The more than 700 Anadarko stockholders at this year's annual meeting--held April 27 at the Wyndham Greenspoint Hotel in Houston--had good reason to be upbeat about the Company's performance in 1999. Commodity prices, which had slumped to their lowest levels in more than a decade during 1998, were in a full-fledged turnaround by the second quarter of 1999; by the end of the year, Anadarko's net income had improved substantially and revenues reached record levels.

     Operationally, the Company continued its strong track record of achievement, replacing production with new reserves for the 18th consecutive year and at favorable finding costs.

     In his remarks, Anadarko Chairman and CEO Robert J. Allison, Jr. touched on the merger with UPR, which he said will create a new Anadarko positioned to grow even faster and more profitably in the years ahead.

     Allison was one of three members of the Anadarko Board of Directors re-elected during the annual meeting to a three-year term expiring in 2003. The others were Anadarko President John N. Seitz and Director Conrad P. Albert, a private investor.


STOCKHOLDERS' CALENDAR 2000

MAY 31
MORGAN STANLEY NORTH AMERICAN E&P CONFERENCE
Toronto, Royal York Hotel

JUNE 22
BANC OF AMERICA ENERGY CONFERENCE
Houston,Houstonian

JULY 27
ANADARKO SECOND QUARTER EARNINGS RELEASE
(DATE SUBJECT TO CHANGE)

AUGUST 7-9
ENERCOM OIL & GAS CONFERENCE
Denver, Petroleum Club

SEPTEMBER 6-8
LEHMAN BROTHERS ENERGY CONFERENCE
New York, Milennium Hotel

SEPTEMBER 18-21
DAIN RAUSCHER ENERGY CONFERENCE
Houston, Westin Galleria Hotel

SEPTEMBER 18-22
BANC OF AMERICA INVESTMENT CONFERENCE
San Francisco, Ritz Carlton Hotel

OCTOBER 26
ANADARKO THIRD QUARTER EARNINGS RELEASE

A-Magazine                                       ANADARKO PETROLEUM CORPORATION

                              NEWS AROUND ANADARKO

ANADARKO DISCOVERS OIL AT MARCO POLO

ADDITIONAL DRILLING NEEDED TO DETERMINE COMMERCIALITY

     Based on results from the Marco Polo prospect, Anadarko has made quite a splash with its first Company-operated deepwater project. The Green Canyon Block 608 No. 1 well, located 160 miles off the Louisiana coast in 4,300 feet of water, encountered 320 feet of oil pay in two major intervals while being drilled to total depth of 14,500 feet. Formation tests recovered 30-degree API gravity oil. The well is currently being sidetracked to further evaluate the discovery.

     "We still have some work to do in order to confirm the commerciality of the field, but these initial results are very encouraging and provide us with strong momentum as we move forward with our deepwater program," said Allison.

     He added that the deepwater program is an important component of Anadarko's overall strategy in the Gulf of Mexico and that the Company is committed to building an acreage position that offers additional drilling opportunities in the play. In the latest OCS Lease Sale, for instance, Anadarko was the apparent high bidder for nine deepwater blocks, including Green Canyon Block 652, immediately south of the 100% Anadarko-owned Marco Polo discovery well.

COMPANY MOST ACTIVE BIDDER IN GULF OF MEXICO LEASE SALE

     During the federal OCS Lease Sale No. 175 conducted by the Minerals Management Service (MMS) recently, Anadarko was the apparent high bidder for 33 blocks in the central Gulf of Mexico, nine of which are located in the deepwater region. The tracts cover 166,482 acres (gross) and range in water depth from 229 feet to 4,400 feet.

     Working alone and with partners, Anadarko was successful on all but one of its bids, representing a net investment of $24.9 million. All bids are subject to review and final approval by the MMS.

[Photograph of drilling facility located on water]

CAPTION: USING TRANSOCEAN'S RICHARDSON SEMI-SUBMERSIBLE RIG, ANADARKO WAS ABLE TO REACH THE OBJECTIVE HORIZONS IN JUST 17 DAYS AFTER INITIAL SPUD AND AT A COST OF AROUND $7 MILLION, SIGNIFICANTLY BELOW AVERAGE FOR A WELL OF THIS TYPE.

[Map of coastline of Texas, Louisiana and Mississippi indicating "Existing APC Blocks" and "Acquired APC Blocks from Lease Sale"]

                                                             FIRST QUARTER 2000
NEWS AROUND ANARKARKO CONTINUED

[SIDEBAR]

HICKORY PAY ZONE EXTENDED

     The second development/delineation well (Grand Isle Block 116 No. 2) drilled in the Company's Hickory Field recently, encountered main pay zones significantly downdip of the original discovery well (Grand Isle Block 116 No.
1) located about one mile to the north. The results indicate that the area of reserves is larger than previously thought. Anadarko and its partners, Shell and Ocean Energy, now plan to drill a third delineation well in the fault block that should add significant incremental production from the Hickory Field at start-up, which is expected in the fourth quarter of 2000. A separate exploration well has been approved for Grand Isle Block 111 and will begin drilling once the work on Block 116 is complete. The Grand Isle 116 No. 2 well reached a total depth of more than 18,000 feet--which included penetrating a section of salt 8,000 feet thick--in only 38 days, about half the time that would normally be expected and at about half the cost.

     "The knowledge and experience we've acquired through our sub-salt program, particularly in the areas of drill bit and mud technology, contributed significantly to the efficiencies that we have achieved," noted John Seitz, Anadarko President and COO. The Company also applied its expertise in sub-salt directional drilling, viewed by the industry as a major challenge of the play. Anadarko (operator) owns a 50% working interest in Grand Isle Blocks 110, 111 and 116 along with partners Shell (37.5%) and Ocean Energy (12.5%).

[END OF SIDEBAR]

COMPANY MAKES DEBT OFFERING

     In an effort to fix floating interest rates and redeem another issue, Anadarko recently sold 20-year, zero coupon convertible debentures in a public offering. The debentures were priced with a yield to maturity of 3.50% and an initial conversion premium of 40%. The sale resulted in gross proceeds to the Company of approximately $345 million.

     Each debenture was issued at a price of $499.60 and accrues interest at 3.50% to reach a principal amount of $1,000 at maturity. Anadarko will pay no interest prior to maturity, and has the right to call the debentures after three years for a price equal to the issue price plus accrued interest to the date of redemption. The debentures are convertible at the option of the debenture holder into shares of Anadarko stock at a fixed ratio per debenture.

[Photograph of jacket]

CAPTION: CONSTRUCTION OF THE JACKET (ABOVE) AND THE PRODUCTION PLATFORM (BELOW) TO DEVELOP THE HICKORY FIELD IS ON SCHEDULE FOR A THIRD QUARTER 2000 INSTALLATION.

[Photograph of production platform]

A-Magazine                                        ANADARKO PETROLEUM CORPORATION


FIRST QUARTER 2000 RESULTS

     Anadarko Petroleum Corporation reported substantially higher financial and operating results for the first quarter of 2000. Earnings were 31 cents per share (basic) compared to a loss of 19 cents per share in the first quarter of 1999.

     "Our strong first quarter results reflect the tremendous recovery in commodity prices, along with a modest increase in our production volumes," said Robert J. Allison, Jr., Anadarko Chairman and Chief Executive Officer. "We anticipated this recovery in oil and gas prices, which has resulted, at least in part, from last year's industry-wide slashing of capital expenditures. With demand for hydrocarbons undiminished, this inevitably helped lead to tighter supplies and higher prices."

     "We'll take continued advantage of these higher prices with increasing natural gas production from the Bossier Play in East Texas and with initial gas production from the Hickory Field in the Gulf of Mexico. We'll also produce more oil -- with initial production both from the Alpine Field in Alaska and the Tanzanite Field in the Gulf of Mexico."

     For 2000's first quarter, Anadarko reported net income available to common stockholders of $39.1 million on revenues of $247 million. By comparison, during 1999's first quarter, Anadarko had a net loss of $23.l million on $136 million of revenues. The loss in the first quarter of 1999 reflected a non-cash charge of $20 million before taxes ($12.8 million after taxes) related to operations in Eritrea. Excluding the foreign impairment, the Company's net loss for the first quarter of 1999 was $10.3 million, or 8 cents per share (basic).

     The improved revenues and earnings in the first three months of 2000 compared to the same period a year ago were due primarily to the significant improvement in commodity prices, partially offset by higher operating expenses, administrative and general costs, and interest expense.

FIRST QUARTER PRODUCTION

     During the first quarter of 2000, Anadarko produced 13.2 million energy equivalent barrels, up 2% from 12.9 million barrels in 1999's same period.

     Anadarko's oil production for the first three months of 2000 averaged 42,000 barrels of oil per day, compared to 44,000 barrels per day in 1999's first quarter. Anadarko's average oil price for the first quarter of 2000 was $26.34 per barrel, up nearly 150% from $10.60 per barrel a year ago.

      During 2000's first quarter, Anadarko's natural gas production was essentially level with 1999's same period. Gains in production from the Bossier gas play offset production declines in the Gulf of Mexico. The Company's wellhead price for natural gas was $2.46 per thousand cubic feet (Mcf) for the first three months of 2000, up 55% from $1.59 per Mcf a year ago.

      In the first three months of 2000, the Company's natural gas liquids
(NGLs) sales volumes averaged 22,000 barrels per day, a 22% gain from 18,000 barrels per day in 1999's corresponding quarter. The Company's average price for NGLs was $20.73 per barrel in 2000's first quarter, up 141% from $8.60 per barrel in 1999's first three months.

FIRST QUARTER OPERATIONS HIGHLIGHTS

     During the first quarter of 2000, Anadarko continued to post excellent results from its Bossier Play in East Texas. The Company's net natural gas production from the Bossier Play was 135 million cubic feet of gas per day at the end of March 2000, up from 38 million cubic feet per day at the end of the first quarter 1999.

     In Algeria, work continued on a major expansion project that will boost production from the Company's operations at the Hassi Berkine South and Hassi Berkine Fields in 2001 and early 2002. Anadarko and its partners also are moving ahead with development plans for the Ourhoud Field, with first production also scheduled in 2002.

     In Alaska, development facilities for the Alpine Field on the North Slope are nearing completion. Initial production of 40,000 BOPD (gross) is expected in the third quarter.

     Work also continued on the production platforms for the Tanzanite and Hickory Fields in the Gulf of Mexico. The platforms are scheduled for installation in late summer 2000. Regarding its operations elsewhere in the Gulf of Mexico, Anadarko recently announced the Marco Polo discovery at Green Canyon Block 608. The discovery well found 320 feet of pay above salt. Additional driling along with sidetracking operations will be used to further evaluate this discovery.

                                                              FIRST QUARTER 2000

FIRST QUARTER 2000
SUMMARY FINANCIAL DATA

                                                   QUARTER ENDED
                                                      MARCH 31
                                                  ----------------
$ and shares in millions                          2000       1999
------------------------------------------------------------------
REVENUES
------------------------------------------------------------------
Gas Sales                                      $  102.1   $  77.8
Oil and condensate sales                          101.8      43.6
Natural gas liquids and other                      43.2      15.0
------------------------------------------------------------------
Total                                             247.1      136.4
------------------------------------------------------------------
COSTS AND EXPENSES
------------------------------------------------------------------
Operating expenses                                 43.0      34.1
Administrative and general                         30.1      24.4
Depreciation, depletion and amortization           57.3      56.5
Other taxes                                        11.3       9.3
Impairments related to international properties       -      20.0
------------------------------------------------------------------
Total                                             141.7     144.3
------------------------------------------------------------------
Operating Income (Loss)                           105.4      (7.9)
INTEREST EXPENSE                                   21.1      18.6
------------------------------------------------------------------
Income(Loss) before Income Taxes                   84.3     (26.5)
------------------------------------------------------------------
INCOME TAXES                                       42.5      (6.1)
------------------------------------------------------------------
NET INCOME (LOSS)                              $   41.8  $  (20.4)
------------------------------------------------------------------
Preferred Stock Dividends                           2.7       2.7
------------------------------------------------------------------
NET INCOME (LOSS) AVAILABLE TO
  COMMON STOCKHOLDERS                          $   39.1  $  (23.1)
------------------------------------------------------------------
PER COMMON SHARE
Net income (loss) - basic                      $   0.31  $  (0.19)
Net income (loss)- diluted                     $   0.30  $  (0.19)
Dividends                                      $   0.05  $   0.05
------------------------------------------------------------------
AVERAGE NUMBER OF SHARES OUTSTANDING              128.0     120.5
------------------------------------------------------------------
CASH FLOW FROM OPERATIONS BEFORE CHANGES IN ASSETS AND LIABILITIES
------------------------------------------------------------------
Net income (loss)                              $   41.8  $  (20.4)
Depreciation, depletion and amortization           57.3      56.5
Amortization of restricted stock                    0.4       0.3
Interest expense - zero coupon debentures           0.8         -
Deferred U.S. income taxes                         24.6     (10.7)
Impairments related to international properties       -      20.0
------------------------------------------------------------------
Total                                          $  124.9  $   45.7
------------------------------------------------------------------
CAPITAL EXPENDITURES
------------------------------------------------------------------
Capital spending                               $  156.5  $   84.3
Capitalized interest                                5.1  $    5.5
Capitalized overhead                               22.4      22.0
------------------------------------------------------------------
Total                                          $  184.0  $  111.8
------------------------------------------------------------------
CAPITALIZATION
------------------------------------------------------------------
Long-term debt                                 $1,573.2  $1,560.8
Stockholder's equity                            1,586.6   1,234.5
------------------------------------------------------------------
Total                                          $3,159.8  $2,795.3
------------------------------------------------------------------
CAPITALIZATION RATIOS
------------------------------------------------------------------
Long-term debt                                      50%       56%
Stockholders' equity                                50%       44%
------------------------------------------------------------------
TOTAL ASSETS                                   $4,219.8  $3,657.8
------------------------------------------------------------------

                                                   QUARTER ENDED
                                                      MARCH 31
VOLUMES AND PRICES                                ----------------
                                                   2000       1999
------------------------------------------------------------------
NATURAL GAS
------------------------------------------------------------------
Volumes, billion cubic feet                        44.3      44.0
Average daily volumes, million cubic per day        486       489
Price per thousand cubic feet                   $  2.46   $  1.59
------------------------------------------------------------------
CRUDE OIL AND CONDENSATE
------------------------------------------------------------------
UNITED STATES
------------------------------------------------------------------
Volumes, thousand barrels                         1,847     2,324
Average daily volumes, thousand barrels per day      20        26
Price per barrel                                $ 24.72   $  9.92
------------------------------------------------------------------
ALGERIA
------------------------------------------------------------------
Volumes, thousand barrels                         1,967     1,644
Average daily volumes, thousand barrels per day      22        18
Price per barrel                                $ 27.87   $ 11.57
------------------------------------------------------------------
TOTAL
------------------------------------------------------------------
Volumes, thousand barrels                         3,814     3,968
Average daily volumes, thousand barrels per day      42        44
Price per barrel                                $ 26.34   $ 10.60
------------------------------------------------------------------
NATURAL GAS LIQUIDS
------------------------------------------------------------------
Volumes, thousand barrels                         2,006     1,632
Average daily volumes, thousand barrels per day      22        18
Price per barrel                                $ 20.73   $  8.60
------------------------------------------------------------------
TOTAL ENERGY EQUIVALENT BARRELS
------------------------------------------------------------------
Volumes, million EEBs                              31.2      12.9
------------------------------------------------------------------

The common stock of Anadarko Petroleum Corporation is traded on the New York Stock Exchange. Options in Anadarko common stock are traded by the Chicago Board of Options Exchange.

The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for the Company under the headings ANADRK or ANADRKPETE.

ANADARKO PETROLEUM CORPORATION
STOCKHOLDERS' INFORMATION

FOR MORE INFORMATION

The transfer agent and registrar for Anadarko common stock is ChaseMellon Shareholder Services, L.L.C. Stockholders who need assistance with their accounts or wish to eliminate duplicate mailings should call (800) 851-9677 within the continental United States or write:

ChaseMellon Shareholder Services, L.L.C.
P.O.Box 3315
South Hackensack, NJ 07606-1915
Web site:  www.chasemellon.com

Anadarko will make available, without charge, a copy of its most recent Annual Report on Form 10-K or Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission. For additional copies of this or other Anadarko publications, please contact Public Affairs at (281) 874-3498 or write:

Anadarko Petroleum Corporation
Public Affairs Department
P.O. Box 1330
Houston, Texas 77251-1330

As a service to our stockholders, copies of the Company's news releases can be transmitted at no charge via fax by calling 1-800-758-5804 ext. 038950 or through our website at www.anadarko.com.

For analyst inquiries, contact
A. Paul Taylor, Jr.
Vice President, Investor Relations
(281) 875-1101

For media inquiries, contact
Tony Canino
Manager, Public Affairs
(281) 873-3855



ANADARKO PETROLEUM CORPORATION                              BULK RATE
P.O. Box 1330                                               U.S. Postage
Houston, Texas 77251-1330                                     PAID
                                                            Houston, Texas
                                                            Permit No. 2060
Address Correction Requested

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these risks and uncertainties are described in Anadarko's SEC filings and reports and exhibits to those reports, and include (but are not limited to) the costs and difficulties related to the integration of acquired businesses, commodity pricing and demand, exploration and operating risks, development risks, and the costs and other effects of governmental regulation and legal and administrative proceedings. Anadarko undertakes no obligation to publicly update or revise any forward-looking statements.

The proposed merger transaction involving Anadarko Petroleum Corporation and UPR will be submitted to each company's stockholders. All stockholders should read the joint proxy statement/prospectus concerning the merger that will be filed with the Securities and Exchange Commission and mailed to stockholders. The joint proxy statement/prospectus will contain important information that stockholders should consider before making any decision regarding the merger. Stockholders will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Anadarko and UPR, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from the Corporate Secretary of the appropriate company. Information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in Anadarko's filing of its press release with the SEC under Rule 425 on April 3, 2000, and in UPR's filing with the SEC on Schedule 14A, under Rule 14a-12, on April 7, 2000.